UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025.

Commission File Number 001-42502

Plutus Financial Group Limited

(Translation of registrant’s name into English)

8/F, 80 Gloucester Road

Wan Chai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F               ☐ Form 40-F

EXPLANATORY NOTE

As previously disclosed in our reports on Form 6-K filed July 9, 2025, July 16, 2025, and August 8, 2025, Plutus Financial Group Limited, a Cayman Islands exempted company with limited liability (“Plutus”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and between Plutus and Choco Up Group Holdings Limited, a Cayman Islands exempted company with limited liability (the “Choco Up”).

Under the Merger Agreement, Plutus will acquire all outstanding equity interests in Choco Up in exchange for a mixture of newly issued Class A ordinary shares of Plutus and newly issued Class B ordinary shares of Plutus in a transaction exempt from the registration requirements under the Securities Act of 1933. Closing of the Merger Agreement is subject to the satisfaction of certain closing conditions, including the review and approval of required filings with Nasdaq.

Furnished herewith as Exhibit 99.1 to this Form 6-K are the audited consolidated financial statements of Choco Up and its subsidiaries for the fiscal years ended December 31, 2024 and 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Plutus Financial Group Limited

By:	/s/ Ting Kin Cheung
Name:	Ting Kin Cheung
Title:	Chief Executive Officer

Date: September 29, 2025

EXHIBIT INDEX

Number	Description of Document
99.1	Audited Consolidated Financial Statements of Choco Up and its Subsidiaries for the Fiscal Years Ended December 31, 2024 and 2023